UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2011

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F ☒         Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐         No ☒

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated October 31, 2011 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated October 31, 2011, the Company reported the following Summary of the resolutions adopted at the captioned Shareholder’s Meeting:

1.	To ratify the early dividend duly approved by the Company´s Board of Directors for an amount of Ps. 69,000,000.

2.	To allocate 5% of the fiscal year results (i.e. Ps. 10,628,250) to the “Legal Reserve” account.

3.	To pay a cash dividend of Ps. 63,800,000, and allocate the remaining balance to the “Free Availability Reserve” account.

4.	The allocation of the treasury stocks in portfolio into the incentive plan to certain employees of the Company of an amount up to 1% of the outstanding capital of the Company, i.e. up to Ps.22,135,370, through the allocation of the equivalent treasury stocks today in portfolio, and delegating to the Board of Directors the powers to set the price, term, forms, methods, opportunities, and others conditions for regulating the said plan;

5.	That the amount regarding the personal property tax paid for the amount of Ps. 9,282,211.79 is fully absorbed by the Company meanwhile such decision is not modified by shareholders meeting.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name: Saúl Zang Title: Vice Chairman of the Board of Directors

Dated: November 02, 2011.